SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

R.H. DONNELLEY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-2740040
(State of Incorporation or Organization)	(IRS Employer Identification no.)

One Manhattanville Road, Purchase, New York	10577
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:_____
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Series B Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

On September 21, 2002, the Board of Directors of R.H. Donnelley Corporation (the " **Company**") approved Amendment No. 2, dated as of September 21, 2002 (the "**Amendment**"), to the Rights Agreement, dated as of October 27, 1998, as amended (the " **Rights Agreement**"), between the Company and The Bank of New York (successor to First Chicago Trust Company), as rights agent (the "**Rights Agent**"). The Amendment made the provisions of the Rights Agreement inapplicable to the transactions contemplated by the Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, among the Company and investors listed on Schedule A attached thereto.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which has been filed as an exhibit hereto and is incorporated herein by this reference. Copies of the Rights Agreement, and the related Summary of Rights, which is attached as Exhibit C to the Rights Agreement, are available free of charge from the Company.

Item 2. Exhibits.

Number	Description
4.1	Amendment No. 2, dated as of September 21, 2002, to the Rights Agreement, dated as of October 27, 1998, as amended, between the Company and The Bank of New York (successor to First Chicago Trust Company), as rights agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

R.H. DONNELLEY CORPORATION

By: /s/ Robert J. Bush

     Name: Robert J. Bush
     Title: Vice President, General Counsel and
               Corporate Secretary

Date: September 26, 2002

EXHIBIT INDEX

Number	Description
4.1	Amendment No. 2, dated as of September 21, 2002, to the Rights Agreement, dated as of October 27, 1998, as amended, between the Company and The Bank of New York (successor to First Chicago Trust Company), as rights agent